JONES APPAREL GROUP



2007 Fourth Quarter and Full Year Earnings
February 13, 2008

Forward Looking Statements

Certain statements contained herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding the Company's expected financial position, business and financing plans are forward-looking statements. The words "believes," "expect," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including:

- the impact of changes in the market value of the Company's common stock on the final number and price of shares repurchased under the accelerated share repurchase agreement;
- the Company's ability to effectively deploy the proceeds received by it from the sale of Barneys, and the timing of the use of those proceeds;
- those associated with the effect of national and regional economic conditions;
- lowered levels of consumer spending resulting from a general economic downturn or lower levels of consumer confidence;
- the performance of the Company's products within the prevailing retail environment;
- customer acceptance of both new designs and newly-introduced product lines;
- the Company's reliance on a few department store groups for large portions of the Company's business;
- consolidation of the Company's retail customers;
- financial difficulties encountered by customers;
- the effects of vigorous competition in the markets in which the Company operates;
- the Company's ability to attract and retain qualified executives and other key personnel;
- the Company's reliance on independent foreign manufacturers;
- changes in the costs of raw materials, labor, advertising and transportation;
- the general inability to obtain higher wholesale prices for the Company's products that the Company has experienced for many years;
- the uncertainties of sourcing associated with the new environment in which general quota has expired on apparel products (while China has agreed to safeguard quota on certain classes of apparel products through 2008, political pressure will likely continue for restraint on importation of apparel);
- the Company's ability to successfully implement new operational and financial computer systems; and
- the Company's ability to secure and protect trademarks and other intellectual property rights.

A further description of these risks and uncertainties and other important factors that could cause actual results to differ materially from the Company's expectations can be found in the Company's Quarterly Report on Form 10-Q for the quarter ended October 6, 2007, including, but not limited to, the Statement Regarding Forward-Looking Disclosure and Item 1A-Risk Factors therein, and in the Company's other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Strategy Overview: Focusing on the Core to Deliver Value to Shareholders

- Enhance brand appeal and grow market share
  - Focus on and invest in core brands
  - Emphasize design and consistency of quality and fit
  - Return Company operated stores to profitability
  - Implement comprehensive e-commerce strategy
- Solidify position as top department store resource
- Take costs out of the system
  - Have completed initial cost reduction program in 2007
  - Identifying additional profit improvement potential for 2008 and beyond
  - Continuing to invest in technology for greater efficiency and flexibility

Reestablishing Jones as best-in-class among competitors in all aspects of its business

Q4 2007 Performance – Consolidated

($ in millions, except per share)	Q4-2007	Q4-2006
Total Revenue	$848	$1,005
Gross Profit	$268	$339
Gross Margin	31.5%	33.7%
Operating Income	$12	$70
Net Income	$8	$35
Adjusted EPS	$0.09	$0.32

- Results in line with our revised expectations

- Results impacted by heavily promotional retail environment

Amounts relate to adjusted results from continuing operations – see Appendix for reconciliation of GAAP to adjusted

Q4 2007 Performance – Segment

($ in millions)	Q4-2007	Q4-2006
Revenue -		
Wholesale better apparel	$241	$272
Wholesale moderate apparel	$188	$255
Wholesale footwear and accessories	$243	$265
Retail	$212	$245

($ in millions)	Q4-2007	Q4-2006
Operating Profit -		
Wholesale better apparel	$--	$14
Wholesale moderate apparel	($5)	$11
Wholesale footwear and accessories	$17	$25
Retail	($3)	$19

Amounts relate to adjusted results from continuing operations – see Appendix for reconciliation of GAAP to adjusted



Strong Financial Position

- Cash at 12/31/07: $303 million
- $400 Million Accelerated Share Repurchase Program
  - Received approximately 15.5 million shares upon entering into the ASR in September, 2007
  - Received approximately 2.4 million additional shares in October, 2007
  - Can receive up to a maximum of 3.1 million possible additional shares under program
- Quarterly dividend: $0.14 per share
- Reduced debt by $107 million
  - 19.4% debt to total capitalization ratio, net of cash at 12/31/07
- Fourth Quarter 2007 Capital Expenditures: $32 million
  - Total 2007 Cap Ex: $111 million

2008 Guidance

($ in millions)	Revenue	Operating Margin
Wholesale Better Apparel	$1,220 - $1,280	10% - 12%
Wholesale Moderate Apparel	$730 - $780	7% - 9%
Wholesale Footwear and Accessories	$1,050 - $1,100	10% - 11%
Retail	$760 - $820	(1.5%) – 0%
Licensing, Other and Eliminations	<u>($160) – ($180)</u>	<u>(A)</u>
Total Company	$3,600 - $3,800	5.5% - 6.5%
Interest Expense	~ $49 Million	
Effective Tax Rate	~ 36.0%	
Depreciation and Amortization	$90 - $100 Million	
Weighted Average Shares	~ 83.0 Million	
Capital Expenditures	$90 - $100 Million	
EPS	$1.25 - $1.50	

(A) Net expenses of the Licensing, Other and Eliminations segment will be $45 - $50 Million



Estimated Brand Contribution to Full Year 2008



2008 Revenues

Nine West 24%
Jones New York 22%
Anne Klein 10%
l.e.i./Energie 8%
Easy Spirit 7%
Gloria Vanderbilt 6%
Bandolino 4%
Kasper 4%
Other 15%



Q4 2007 Reconciliation GAAP to Adjusted

($ in millions, except per share)

	GAAP	Adjustments		Adjusted
Q4 2007 Net Revenues				
Wholesale Better	$ 241	$ -		$ 241
Wholesale Moderate	179	9	(1)	188
Footwear & Accessories	243	-		243
Retail	212	-		212
Licensing, Other and Eliminations	(36)	-		(36)
Total Company	$ 839	$ 9		$ 848
Q4 2007 Operating Profit				
Wholesale Better	$ (4)	$ 4	(2)	-
Wholesale Moderate	(22)	17	(1)	(5)
Footwear & Accessories	17	-		17
Retail	(4)	1	(3)	(3)
Licensing, Other and Eliminations	(6)	9	(4)	3
Total Company	$ (19)	$ 31		$ 12
Net Income	$ (86)	$ 94		$ 8
EPS from continuing operations	$ (1.01)	$ 1.10		$ 0.09

(1) Relates to the closure of the Moderate Sportswear business, denim restructuring, and other strategic review items
(2) Relates to the expenses for the closure of certain distribution facilities and other strategic review items
(3) Relates to severance and other expenses related to strategic review of operations, and certain other items
(4) Relates to the impairment of trademarks and certain other items



Q4 2006 Reconciliation GAAP to Adjusted

($ in millions, except per share)

	GAAP		Adjustments			Adjusted	
Q4 2006 Net Revenues							
Wholesale Better	$	272	$	-		$	272
Wholesale Moderate		255		-			255
Footwear & Accessories		265		-			265
Retail		247		(2)	(1)		245
Licensing, Other and Eliminations		(32)		-			(32)
Total Company	$	1,007	$	(2)		$	1,005
Q4 2006 Operating Profit							
Wholesale Better	$	7	$	7	(2)	$	14
Wholesale Moderate		(13)		24	(3)		11
Footwear & Accessories		22		4	(4)		26
Retail		18		1	(4)		19
Licensing, Other and Eliminations		(50)		50	(5)		-
Total Company	$	(16)	$	86		$	70
Net Income	$	(284)	$	319		$	35
EPS from continuing operations	$	(2.65)	$	2.97		$	0.32

(1) Relates to the one time gain on sale of gift card liability

(2) Relates to the expenses for the closure of certain distribution facilities and other strategic review items

(3) Relates to denim restructuring, and other strategic review items

(4) Relates to severance and other expenses related to strategic review of operations, and certain other items

(5) Relates to the impairment of trademarks and certain other items

